                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended September 30, 1995
               OR
( )   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)
For the transition period from __________  to ____________
Commission file number_____________.

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan")

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

              Applied Magnetics Corporation
              75 Robin Hill Road
              Goleta, California 93117


Financial Statements                                                      Page
--------------------                                                      ----

Report of Independent Public Accountants                                    3

     Statements of Financial Condition -
     September 30, 1995 and 1994                                            4

     Statements of Changes in Plan Equity for the
     years ended September 30, 1995, 1994 and 1993                          5

     Notes to Financial Statements, September 30, 1995                      6

     Schedules are not submitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto.

SIGNATURES
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                APPLIED MAGNETICS CORPORATION
                                                EMPLOYEE STOCK PURCHASE PLAN



Date: December 12, 1995                         By: /s/ Mayellen Banister
                                                    ----------------------
                                                    Mayellen Banister
                                                    Committee Member

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------



To the Employee Stock Purchase Plan Committee of the Applied Magnetics Corporation Employee Stock Purchase Plan:


     We have audited the accompanying statements of financial condition of the APPLIED MAGNETICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN (the "Plan") as of September 30, 1995 and 1994, and the related statements of changes in plan equity for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of September 30, 1995 and 1994, and the changes in Plan equity for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



                                       ARTHUR ANDERSEN LLP



Los Angeles, California
December 12,  1995

                        APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN
                       STATEMENTS OF FINANCIAL CONDITION


                                             September 30,
                                        -------------------------
ASSETS                                     1995            1994
                                        ----------       --------
Investments in common stock of
 Applied Magnetics Corporation,
 at market value (cost of $620,128
 in 1995 and $796,784 in 1994)          $1,210,594       $441,311

Cash                                           408              5

Contributions due from participants         14,860         18,769
                                        ----------       --------
                                        $1,225,862       $460,085
                                        ==========       ========

LIABILITIES AND PLAN EQUITY

Excess contributions from
   Applied Magnetics Corporation
   at market value (cost of $225,114
   in 1995 and $236,486 in 1994)        $  394,063       $115,938

Plan equity                                831,799        344,147
                                        ----------       --------
                                        $1,225,862       $460,085
                                        ==========       ========

The accompanying Notes to Financial Statements are an integral part of these statements.

                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF CHANGES IN PLAN EQUITY

                                         For The Years Ended September 30,
                                         ---------------------------------

                                            1995        1994        1993
                                         ----------  ----------  ----------
Contributions from participants          $ 154,541   $ 283,365   $ 317,490

Contributions from Applied
  Magnetics Corporation, net                  (554)     64,124      89,401

Distributions to participants             (337,990)   (635,167)   (736,372)

Change in unrealized appreciation/
  (depreciation) of investments, net       671,655     (39,778)     62,427
                                         ---------   ---------   ---------

Increase (decrease) in plan equity         487,652    (327,456)   (267,054)

Plan equity, beginning of year             344,147     671,603     938,657
                                         ---------   ---------   ---------

Plan equity, end of year                 $ 831,799   $ 344,147   $ 671,603
                                         =========   =========   =========

The accompanying Notes to Financial Statements are an integral part of these statements.

                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1995



Note 1.   Description
          -----------

          The Applied Magnetics Corporation Employee Stock Purchase Plan (The "Plan") was established by Applied Magnetics Corporation (the "Company") on November 2, 1979, and is offered to employees of Applied Magnetics Corporation and certain of its subsidiaries. The Plan is administered by an Employee Stock Purchase Plan Committee (the "Committee") consisting of one member of the Company's management appointed by the Board of Directors of the Company. All expenses of the Plan are paid by the Company.

          Participation in the Plan is entirely voluntary and open to each full-time employee 18 years of age or older who has been with the Company or participating subsidiaries for at least six full months of continuous employment. Each participating employee must contribute a minimum of 2 percent of his or her compensation and may also make voluntary contributions up to a maximum of an additional 4 percent of their compensation depending on the length of service with the Company.

          The Company contributes shares of its common stock and/or cash equal in aggregate value to one-third of the value of the common stock purchased by the participants' total contributions. At September 30, 1995, the Company had contributed shares in excess of the amount required by the Plan. These excess shares were shown in the accompanying Statements of Financial Condition as "Excess contributions from Applied Magnetics Corporation" and have been stated at market value.

Note 2.   Plan Vesting
          ------------

          All voluntary contributions are 100 percent vested and nonforfeitable. Company contributions will become 100 percent vested and nonforfeitable upon the earliest occurrence of: (1) the termination of the Plan, (2) the termination of the participant's employment with the Company on or after the attainment of age 65, (3) the termination of the participant's employment with the Company by reason of the participant's death, total disability or layoff (as defined), (4) the termination of the participant's employment with the Company on or after the attainment of age 55 and the completion of a minimum of 15 years of service with the Company, and when the age and years of service sum to 75 years or greater, or (5) the February 1, immediately following the expiration of two years from the end of the Plan year in which the contributions were made. At September 30, 1995, unvested Company contributions had a market value of $346,875 which was included in "Investments in common stock of Applied Magnetics Corporation" in the accompanying Statements of Financial Condition. Amounts shown as "Contributions from Applied Magnetics Corporation, net" in the accompanying Statements of Changes in Plan Equity are net of forfeitures. Forfeitures for fiscal years 1995, 1994 and 1993 were $52,068, $30,332 and $16,429, respectively.

Note 3.  Investments
         -----------

          Robertson Stephens & Company has been retained by the Committee to act as custodian over the assets of the Plan. All investments must be made in the Company's common stock and consisted of 77,478 and 100,871 shares at September 30, 1995 and 1994, respectively. The closing sales prices of the Company's common stock on the New York Stock Exchange on September 30, 1995 and December 12, 1995, were $15.625 and $15.25, respectively.

Note 4.   Participant Withdrawals and Distributions
          -----------------------------------------

          Withdrawals and distributions allocated to accounts of participants who have withdrawn from participation in the equity of the Plan as of September 30, 1995, but have not received such amounts until October, 1995 are not reflected in liabilities and are included in "Plan equity" at September 30, 1995. Withdrawals and distributions included in "Plan equity" as of September 30 are as follows:

                                                            1995        1994
                                                            ----        ----
         Payable to withdrawing participants              $122,625      $796
                                                          ========      ====

Note 5.  Unrealized Appreciation/(Depreciation) of Investments
         -----------------------------------------------------

          Unrealized appreciation/(depreciation) included in investments for the years ended September 30, 1995, 1994 and 1993 were as follows:

                                         1995        1994        1993
                                      ----------  ----------  ----------
Balance, beginning of year            $(355,473)  $(320,011)  $(265,182)
Change in unrealized appreciation/
 (depreciation)                         945,939     (35,462)    (54,829)
                                      ---------   ---------   ---------
Balance, end of year                  $ 590,466   $(355,473)  $(320,011)
                                      =========   =========   =========

The amounts shown as "Change in unrealized appreciation/(depreciation) of investments, net" in the accompanying Statements of Changes in Plan Equity are primarily comprised of the change in unrealized depreciation of investments shown above, net of the change in unrealized appreciation (depreciation) of the shares represented by the amounts shown as excess contributions from Applied Magnetics Corporation in the accompanying Statements of Financial Condition and net of the difference between the previous year-end market value of the Company's common stock and the market value at the date of request for withdrawal for distribution to participants.

Note 6.   Federal Income Tax Status
          -------------------------

          The Company has received a private letter ruling from the Internal Revenue Service with regard to the Federal income tax consequences of the Plan. In accordance with this letter and Section 83 of the Internal Revenue Code of 1986, as amended, Company contributions generally become taxable to participants on the date they vest in an amount equal to the market value of the stock which vests on such date, unless certain elections are made.

          There is no taxable income associated with the Plan, and no income taxes have been provided for in the accompanying financial statements.